Wasatch to Invest $100 million in Bespoke Capital Acquisition Corp and Vintage

Wine Estates via Private Placement of Common Stock

Investment Increases Total Wasatch Stake to $128 million

Toronto, ON and Santa Rosa, CA – April 23, 2021 – Bespoke Capital Acquisition Corp. (NASDAQ: BSPE) (TSX: BC.U) (TSX: BC.WT.U) (“BCAC” or “Bespoke”) and Vintage Wine Estates (“VWE”), one of the fastest growing U.S. wine producers with a leading direct-to-customer platform, today announced that Wasatch Global Investors (“Wasatch”) will increase its current investment in the combined BCAC-VWE (the “Company”) by $100 million, from $28 million announced in February 2021 to a total of $128 million. The new investment will take the form of Company common shares at $10 per share, Bespoke’s IPO price. The investment is subject to the closing of the BCAC-VWE business combination.

The Wasatch investment provides:

•

Significant incremental capital to support VWE’s acquisition strategy. VWE has successfully acquired 20 wineries in the past 10 years and believes that U.S. wine industry conditions are increasingly positive for synergistic acquisitions.

•	A cornerstone institutional investor in Wasatch.

•	Attractive investment terms for existing VWE and BCAC shareholders with the investment being made in a $10.00 per share common equity PIPE.

On February 4, 2021, BCAC announced a definitive agreement to combine with Vintage Wine Estates. At that time, Wasatch invested $28 million in common equity. The combined company will be named Vintage Wine Estates, Inc. Its common stock will remain listed on the Nasdaq Global Market under the new ticker symbol “VWE” and on the TSX under the symbol “VWE.U”. The warrants will remain listed on the TSX under “VWE.WT.U”. BCAC is hosting its shareholder meeting on Thursday, May 6, 2021.

Pat Roney, founder and CEO of Vintage Wine Estates, commented: “This investment bolsters the capital available to us to capitalize on growth opportunities we see. We are pleased to partner with Wasatch and look forward to working with them, BCAC and our other new investors in executing on our strategy.”

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a $360 million special purpose acquisition corporation listed on the Nasdaq and TSX. Bespoke is led by Chairman Paul Walsh (former CEO of Diageo) and an experienced team of managers, operators and investors who have played integral roles in helping build and grow profitable public and private consumer staples businesses, both organically and through acquisitions, to create value for stockholders. For more information please visit https://www.bespokespac.com/.

About Vintage Wine Estates, Inc.

Vintage Wine Estates is a family of wineries and wines whose singular focus is producing the finest quality wines and incredible customer experiences with wineries throughout Napa, Sonoma, California’s Central Coast, Oregon and Washington State. Since its founding 20 years ago, the Company has become a top 15 U.S. wine producer via organic and acquisitive growth, today selling more than 2 million nine-liter equivalent cases annually. To achieve this growth, the Company curates, creates, stewards and markets its many brands and services to customers and end consumers via a balanced omni-channel strategy encompassing direct-to-consumer, wholesale and exclusive brands arrangements with national retailers. VWE is diverse across price points and varietals with over 50 brands ranging from $10-$150 USD at retail, with the majority selling in the $12-$20 USD price range. For more information, visit https://www.vintagewineestates.com/.

Advisors

Cowen is acting as placement agent for Bespoke in connection with the additional $100 million investment from Wasatch. Reed Smith LLP acted as legal counsel to the placement agent.

Jones Day acted as legal counsel to BCAC.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding closing of the investment and the transaction, estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the requirement for Wasatch to fund the subscription price on closing; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC has filed (1) with the SEC a preliminary consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which includes a preliminary consent solicitation statement of VWE and a preliminary prospectus of BCAC to be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a preliminary non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws to be distributed to BCAC shareholders; and (3) with Canadian securities regulatory authorities a management proxy circular (the “Proxy Circular”) under Canadian securities laws to be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR

ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC and VWE and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus and the Proxy Circular. Additional information may be set forth in other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.

Contacts:

Investors

Mark Harms

Bespoke Capital Partners LLC

information@bespokecp.com

+44-207-016-8050

or

ICR

BespokeIR@icrinc.com

or

Dan Thurber

Wasatch Global Investors

dthurber@wasatchglobal.com

Media

Alecia Pulman

BespokePR@icrinc.com